File Number: 82.2994

08004514

4 August 2008

Coca-Cola

Coca-Cola Amatil

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
AUG 29 2008
THOMSON REUTERS

SEC Mail Processing
Section
AUG 13 2008
Washington, DC

COCA-COLA AMATIL

Company Announcements Office
Australian Stock Exchange Limited

SPC ARDMONA RATIONALISATION OF MANUFACTURING FACILITIES

Sydney, 4 August 2008: Coca-Cola Amatil Limited (CCA) is today announcing the results of a comprehensive review of its SPC Ardmona (SPCA) operations in the Goulburn Valley. The review was conducted in light of the continued impact of the drought and the need to better manage the Australian fruit intake.

The review has determined that there is excess capacity in the Shepparton and Mooroopna plants in the Goulburn Valley. As a result, the deciduous fruit production from Mooroopna will be consolidated into the Shepparton facility, with the Mooroopna plant scaling down production to tomatoes, fruit snacks and some juice and paste production.

The Managing Director of SPC Ardmona, Nigel Garrard, said, "SPC Ardmona is proactively taking this restructure to ensure our business remains competitive in the Australian and international markets.

"The continuing strength of the Australian dollar has made it more difficult to maintain a competitive position for Australian exports and has, correspondingly, made imports relatively cheaper. SPCA has come under increasing pressure because of the combined effects of the drought and a higher currency. We have actively supported our grower suppliers with subsidies and grants to assist with the substantial increase in the cost of water over the past three years," Mr Garrard said.

"The rationalisation of our manufacturing facilities will lower SPCA's cost base and ensure our ongoing competitive position in the domestic market. In addition, we have actively diversified our business with the formation of a number of international joint ventures to supply packaged fruit and this initiative is delivering good growth and is rapidly becoming a more significant part of SPCA's business," said Mr Garrard.

SPCA expects to incur write-downs of redundant plant and equipment. In addition, the consolidation will lead to the redundancy of approximately 50-60 employees and the requirement for less seasonal workers each year following the consolidation of the two sites.

Write-downs and redundancies of $24.5 million before tax will be incurred in the second half of 2008 and will be recorded as a significant item. SPCA expects to generate an additional $8-10 million in EBIT per annum commencing in 2009 as a result of manufacturing scale efficiencies and the reduced costs from consolidating the Shepparton and Mooroopna facilities. The consolidation will be undertaken on a staged basis over the balance of 2008.

Trading update
Excluding the one off items, the Food & Services division expects to generate 7% earnings growth for the 2008 half year and expects to generate a similar level of growth for the full year. SPC Ardmona's international division continues to achieve good growth, driven by the addition of a number of new large customers, increased ranging and growing strength of the 'SPC Nature's Finest' brand.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com

END